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                           May 11, 2021

       Craig McCaw
       Chief Executive Officer
       Holicity Inc.
       2300 Carillon Point
       Kirkland, WA 98033

                                                        Re: Holicity Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 3, 2021
                                                            File No. 333-255703

       Dear Mr. McCaw:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2021 letter.

       Registration Statement on Form S-4

       Prospectus Cover Page, page 1

   1. We note your revised disclosure in response to prior comment 1 states that immediately following consummation
of the Business Combination, Astra   s current stockholders will
                                                        have, under both the no
redemption and maximum redemption scenarios, over 95% of the voting interest in New
Astra. However, we also note your revised disclosure on page 29 states that Astra's
current stockholders will have the greatest voting interest in the combined entity under
the no and maximum redemption scenarios with over 92% of the voting interest in each
scenario. Please advise or revise.
 Craig McCaw
FirstName  LastNameCraig McCaw
Holicity Inc.
Comapany
May         NameHolicity Inc.
     11, 2021
May 11,
Page 2 2021 Page 2
FirstName LastName
Summary of the Proxy Statement/Prospectus
Holicity's Board of Directors' Reasons for Approval of the Business Combination Compelling Contracted Revenue and Pipeline, page 23

2. We note your revised disclosure in response to prior comment 6 reflects that Astra considers any potential customer with which it has had contract discussions or negotiations to be an active opportunity. We also note your disclosure on page 146 that you expect a portion of your $1.2 billion pipeline of potential contracts to convert over the coming months and accelerate following successful execution of near-term launches.
         Please revise to include balancing disclosure in your summary section here and include a risk factor to address the risk to your investors that you may not be able to develop or execute your $1.2 billion pipeline of potential contracts.
Background of the Business Combination, page 70

3. Please expand your disclosure to discuss the key metrics used in the publicly traded comparable companies and comparable transactions analysis. In this regard, we note such metrics were discussed by Deutsche Bank, Mr. Russell and other representatives of
         Holicity on December 18, 2020 and your disclosure on page 73 states that the Minimum
         Cash Condition was determined in part with data provided by Deutsche
Bank
         benchmarking precedent transactions. We also note the information contained in an investor presentation filed as Exhibit 99.2 to your Form 8-K filed on February 2, 2021.
4. We note your response to prior comment 13 and reissue in part. Please revise to include enhanced disclosures on the reasons for selecting the comparable companies and transactions, including the comparable enterprise valuations and multiples considered.
         Additionally, disclose the reasons for selecting the comparable companies and transactions that do not apparently appear related to the space industry.
Material U.S. Federal Income Tax Considerations, page 202

5. We note your response to prior comment 23. Please revise to discuss the material tax consequences of the merger and related transactions to Holicity's shareholders. In this regard, we note that Section 8.04(b) of the merger agreement indicates that the parties intend for the merger to constitute a tax free "reorganization" within the meaning of
         Section 368(a) of the Code or that the merger and related transactions that qualify as a tax free transaction under Section 351. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Refer to Items
         3(k) and 4(a)(6) of Form S-4 and Item 601(b)(8) of Regulation S-K and Staff Legal
         Bulletin No. 19.
 Craig McCaw
FirstName  LastNameCraig McCaw
Holicity Inc.
Comapany
May         NameHolicity Inc.
     11, 2021
May 11,
Page 3 2021 Page 3
FirstName LastName
Astra Space, Inc.
Notes to Consolidated Financial Statements
Note 10 - Stock-based Compensation, page F-53

6. We note that you granted 7,000,000 shares of Class A common stock in 2020 to key executives for services previously rendered. The grant date fair value of these shares was
         $31.4 million and this entire amount was recognized as compensation expense within general and administrative expenses. Please expand your disclosure to further describe the nature of these awards, and how you determined the fair value of the shares, as well as the underlying basis for the assumptions used. Refer to ASC 718-10-50-1 and 2.
General

7. We note your proxy/prospectus cover page indicates that you are registering 15,333,311 shares underlying warrants to acquire shares of Holicity Class A common stock. Please ensure your registration fee table includes all of the shares of common stock that you state will be issued on your joint proxy/prospectus cover page.
8. We note that in connection with the restatement to account for the warrants as liabilities,
         Holicity's management reassessed the effectiveness of the company's disclosure controls and procedures as of December 31, 2020. As a result of that reassessment, management determined that Holicity's disclosure controls and procedures as of December 31, 2020 were not effective solely as a result of its classification of the warrants as components of equity instead of as derivative liabilities. Please revise to include a related risk factor in the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Craig McCaw
Holicity Inc.
May 11, 2021
Page 4

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameCraig McCaw
                                                           Division of
Corporation Finance
Comapany NameHolicity Inc.
                                                           Office of Energy &
Transportation
May 11, 2021 Page 4
cc:       David Sakowitz
FirstName LastName